UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                                 SCHEDULE 13G
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                       Under the Securities Act of 1934
                             (Amendment No. 7 )




                         ROADMASTER INDUSTRIES, INC.
                     -----------------------------------
                              (Name of Issuer)



                        Common Stock, $.01 par value
                     -----------------------------------
                       (Title of Class of Securities)




                                769727 10 8
                      -----------------------------------
                              (CUSIP Number)



Check the following box if a fee is being paid with this statement /No fee/
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Cusip No. 769727 10 8                       Page 2 of 4 Pages



Row 1.: Equitex, Inc.
        84-0905189

Row 2.: (a) / /
        (b) / /

Row 3.: SEC USE ONLY

Row 4.: Delaware Corporation

Row 5.: 5,205,437

Row 6.: None

Row 7.: 5,205,437

Row 8.: None

Row 9.: 5,205,437

Row 10.: / /

Row 11.: 12.1%

Row 12.: CO


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Cusip No. 769727 10 8                       Page 3 of 4 Pages


Item 1.
       (A)  Roadmaster Industries, Inc.
       (B)  250 Spring Street NW
            Atlanta, Georgia 30303

Item 2.
       (A)  Equitex, Inc.
       (B)  7315 E. Peakview Avenue
            Englewood, Colorado 80111
       (C)  Delaware Corporation
       (D)  Common Stock, $.01 Par Value
       (E)  769727 10 8

Item 3. If this Statement Is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b), Check Whether the Person Filing Is A:
            Not applicable

Item 4. Ownership

       (A) 5,205,437 shares of which 5,105,437 is common stock and 100,000 shares of common stock are issuable upon coversion of 1,000
            8% Convertible Subordinated Debentures.
       (B)  12.1%
       (C)  (i)    5,205,437
            (ii)         -0-
            (iii)  5,205,437
            (iv)         -0-

Item 5. Ownership of Five Percent or less of a Class:
            Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another
        Person:
            Not applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding
        Company:
            Not applicable

Item 8. Identification and Classification of Members of the Group:
            Not applicable

Item 9. Notice of Dissolution of Group:
            Not applicable

Item 10. Certification:
            Not applicable
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Cusip No. 769727 10 8                        Page 4 of 4 Pages



                                  Signature
                                  ----------

       After Reasonable Inquiry, and to the Best of My Knowledge and Belief, I Certify That the Information Set Forth in this Statement Is True, Complete and Correct.

                                       EQUITEX, INC.


Dated: February 13, 1996 as
       of December 31, 1995            By /s/ THOMAS B. OLSON
                                          --------------------------
                                          Thomas B. Olson, Secretary